U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                   SEC FILE NUMBER
                                                                 000-29719
[X] Form 10-QSB

For the Quarterly Period Ended September 30, 2000

Part I     Registrant Information

Full Name of Registrant:     Quintek Technologies, Inc.

Address of Principal Executive Office (Street and Number)

                             537 Constitution Ave., Suite B
                             Camarillo, California, 93012

Part II    Rules 12b-25(b) and (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III   Narrative

     The Report on Form 10-QSB for Quintek Technologies, Inc., (the Company) for the quarter ended September 30, 2000, is due to be filed on November 14, 2000. The Company needs additional time to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before November 21, 2000.

Part IV    Other Information

     (1) Name and telephone number of person to contact in regard to this information.

     Tom Sims                805-383-3904

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
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Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [  ]  Yes     [X]  No

     The Company was not a reporting company during the same period in the last fiscal year.

                                Signatures

     Quintek Technologies, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Quintek Technologies, Inc.


Date:  November 14, 2000                     /s/ Thomas W. Sims
                                          ----------------------------------
                                          Thomas W. Sims, President